[SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

DIRECT DIAL
212-735-2790
DIRECT FAX
917-777-2790
EMAIL ADDRESS
RPRINS@SKADDEN.COM

                                                           August 30, 2007

VIA EDGAR Ms. Laura Hatch Division of Investment Management 100 F Street NE Washington, D.C. 20549

RE:	Gabelli Global Gold, Natural Resources & Income Trust
File No. (333-143009)

Dear Ms. Hatch:

The above Fund has authorized us to make the following responses to the comments you provided by letter on June 8, 2007.  The numbering of our responses follows the numbering in your letter.

1.  We believe the prospectus and the forms of prospectus supplements describe the material terms anticipated for the securities to be offered other than those terms that cannot be set until pricing.  Any significant variations would be set forth in the applicable supplement.  The Fund would propose to take down securities by filing a prospectus supplement covering each takedown or series of takedowns pursuant to the same program (such as an at-the-market continuous offering through a particular underwriter).  The Fund would propose to update primarily through supplements and modify the base only to the extent the staff thought it necessary.  Our opinion as to legality will cover all common stock to be issued and will not need to be updated.  Our opinion as to legality of any preferred stock will have to be furnished in the supplement process and will apply only to that particular takedown.

Ms. Laura Hatch
Division of Investment Management
August 30, 2007

2.  We have modified the Fund's disclosure to apply the standards for use of the term "global" worked out with the staff in The Gabelli Global Deal Fund.

3.  We have complied with this comment.

4.  We have added the requested risk factor.

5.  The Fund has not had any investments in other funds that would trigger the additional expense line.

6.  The prospectus makes it clear that preferred stock is included in equity and therefore the management fee would be applicable to those assets as well.  However, the advisory agreement does not use the term managed assets.

7.  The prospectus clearly states that the Fund is authorized to repurchase shares at the indicated discount level.  There is no minimum or maximum number of shares subject to repurchase.  Obviously, they cannot be repurchased if the discount is less than 7.5%.

8.  We have complied with this comment.

9.  We have modified disclosure regarding the fundamental restrictions to clarify that these are fundamental policies.

10.  The prospectus discloses the current senior security leverage limitations under the 1940 Act.  See "Investment Objective and Policies – Certain Investment Practices – Borrowings and Issuance of Preferred Shares."

11.  We have made the requested modification.

12.  We have modified the undertakings to comply with the revisions to the form.

13.  Noted.

14.  Noted.

15.  As noted in this letter.

Ms. Laura Hatch
Division of Investment Management
August 30, 2007

The Fund will furnish a Tandy letter with its acceleration request.  The Fund would appreciate being able to be declared effective early in September.

Sincerely,

/s/ Richard T. Prins
Richard T. Prins